UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 11-K
☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
Or
☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to ______
Commission file number 001-14793
FIRSTBANK 401 (K) RETIREMENT PLAN FOR RESIDENTS OF THE
U.S. VIRGIN ISLANDS AND OF THE UNITED STATES OF AMERICA
(Full title of the Plan and address of the Plan, if different from that of the issuer named below)
FIRST BANCORP.
1519 Ponce de León Avenue, Stop 23
Santurce, Puerto Rico 00908-0146
(Name of issuer of the securities held pursuant to the plan and the address of principal executive office)

FirstBank 401(k) Retirement Plan for
Residents of the U.S. Virgin Islands
and of the United States of America
Financial Statements and Supplemental Schedule
December 31, 2005 and 2004

FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin
Islands and of the United States of America
Financial Statements and Supplemental Schedules
Index

Page (s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits at December 31, 2005 and 2004	2

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2005	3

Notes to Financial Statements	4 - 8

Supplemental Schedule

Exhibit I — Schedule H, Line 4i — Schedule of Assets (Held at End of Year) — December 31, 2005	9

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
FirstBank 401(k) Retirement Plan for Residents
of the U.S. Virgin Islands and of the United States of America
In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin Islands and of the United States of America (the “Plan”) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Pricewaterhouse Coopers, LLP
San Juan, Puerto Rico
June 28, 2006

FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin
Islands and of the United States of America
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004
Assets
Investments, at fair value
Investments in mutual funds	$2,600,509	$1,853,952
Investment in First BanCorp. common stock	297,244	934,931
Participant loans receivable	130,788	175,051

Total investments	3,028,541	2,963,934

Receivables
Employer contributions	127,133	130,597
Other receivables, principally interest and dividends	1,542
Due from broker for security sold	10,248

Total receivables	138,923	130,597

Cash	17,812	41,823

Total assets	3,185,276	3,136,354
Liabilities and Net Assets Available for Benefits
Account payable	10,896
Due to broker for securities purchased	10,085

Total liabilities	20,981

Net assets available for benefits	$3,164,295	$3,136,354

The accompanying notes are an integral part of these financial statements.

FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin
Islands and of the United States of America
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2005

2005
Additions
Investment income (loss)
Net depreciation in fair value of investments	$(495,045)
Interest income on participant loans	9,296
Dividends	96,588

(389,161)

Contributions
Employer	172,148
Participants	281,661
Rollovers from other qualified plans	71,648

525,457

Total additions	136,296

Deductions
Benefits paid to participants	(107,376)
Administrative expenses	(979)

Total deductions	(108,355)
Net increase in net assets available for benefits	27,941
Net assets available for benefits
Beginning of year	3,136,354

End of year	$3,164,295

The accompanying notes are an integral part of these financial statements.

FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin
Islands and of the United States of America
Notes to Financial Statements
December 31, 2005 and 2004

1.	Description of the Plan

Reporting Entity
The accompanying financial statements include the assets of the FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin Islands and of the United States of America (the “Plan”) sponsored by FirstBank Puerto Rico (the “Bank”) for its U.S. Virgin Islands and United States of America employees only. The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan, which became effective on May 15, 1977. Effective September 1, 1991, the Plan was further amended to become a savings plan under the provisions of the U.S. Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Eligibility All full-time employees are eligible to participate in the Plan after completion of one year of service.

Contributions
Participants are permitted to contribute up to 10% of their pre-tax annual compensation, as defined in the Plan, and up to an additional 8% on an after-tax basis. During the plan year, pre-tax contributions were limited to a maximum of $14,000 per year. The Bank is required to make a matching contribution of twenty-five cents for every dollar on the first 4% of the participant’s compensation that a participant contributes to the Plan on a pre-tax basis. In addition, the Bank may voluntarily make additional discretionary contributions to the Plan at the end of the year to be distributed among the participants’ accounts as established in the Plan. Investment of participants’ and employer’s contributions are directed by participants into various investment options, which include several mutual funds and the common stock of First BanCorp., the Bank’s parent company. The Plan allows for rollover contributions from other qualified plans. Contributions are subject to certain limitations.

Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Bank’s contributions and (b) Plan investment earnings, and charged with an allocation of investment management expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Bank’s contribution portion of their account is based on years of continuous service. A participant is 100% vested after five years of credited service.

FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin
Islands and of the United States of America
Notes to Financial Statements
December 31, 2005 and 2004

     Vesting schedule for the Bank’s matching and additional contribution is as follows:

Years of	Vested
Service	Percentage
Less than 2	0%
2	20%
3	40%
4	60%
5 or more	100%
Loans to Participants
Under the terms of the Plan, participants are allowed to borrow from their accounts up to 50% of their vested account balance or $50,000 whichever is less. Loan transactions are treated as a transfer to (from) the investment funds from (to) the Participants Loan Fund. Loans are collateralized by the balance in the participants’ accounts and bear interest at the rate determined by the Plan administrator at the time of the loan. At December 31, 2005 and 2004 the interest rates of these loans range from 4.75% to 9.5% and are due at various dates through May 14, 2011. Principal and interest is paid ratably through biweekly payroll deductions.

Payment of Benefits
Plan participants are permitted to make withdrawals from the Plan, subject to provisions in the Plan agreement. If a participant suffers financial hardship, as defined in the Plan agreement, the participant may request a withdrawal from his or her contributions. In the case of participant termination because of death, the entire vested amount is paid to the person or persons legally entitled thereto.

Benefits are paid in a lump-sum cash payment. If the value of the vested account is more than $5,000, the participant may elect to defer any benefit payable under the Plan until a specified future date. If benefit payments are to be deferred, the Plan will earmark the balance as part of its assets in a special account or a deposit certificate with the funds of the former member. Interest earned on such special account is paid to the participant. Such special accounts or certificates do not participate in the allocation of the Bank’s contributions or earnings of the Plan’s investments. There were no deferred vested benefits at December 31, 2005 and 2004.

Plan Expenses and Administration
Bank and participant contributions were held by AST Trust Company until April 1, 2005 and Charles Schwab thereafter, as custodians, and managed by Milliman USA, Inc. as plan recordkeeper, both appointed by the Board of Directors of the Bank. The custodian invests cash received, interest and dividend income and makes distributions to participants.

Administrative expenses for the custodian’s and recordkeeper’s fees are paid by the Bank unless there are forfeitures available to offset such expenses.

Forfeitures Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Bank contributions or used to cover administrative expenses of the Plan.

FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin
Islands and of the United States of America
Notes to Financial Statements
December 31, 2005 and 2004

2.	Summary of Significant Accounting Policies

Basis of Financial Statements The Plan’s policy is to prepare its financial statements using the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Contributions
Employee contributions are recorded in the period in which the Bank makes payroll deductions from the participants’ compensation. Matching employer’s contributions are recorded in the same period. Discretionary contributions are recorded in the period in which they are approved.

Investments Valuation and Income Recognition
The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices at the reporting date. First BanCorp’s common stock is valued at its quoted market price which represents the net asset value of shares held by the Plan at the reporting date. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Participant Loans Participant loans are valued at their outstanding balance, which approximates fair value.

Payment of Benefits Benefits are recorded when paid.

FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin
Islands and of the United States of America
Notes to Financial Statements
December 31, 2005 and 2004

3.	Investments

The following presents the Plan’s investments:

	2005		2004
	Value	# of shares	Value	# of shares
Ameristock Mutual Fund*	$170,002	4,414	$134,411	3,316
Ariel Mutual Fund	68,084	1,360	51,379	966
Dodge & Cox Balanced*	180,077	2,214	138,265	1,742
First BanCorp. common stock*	297,244	23,952	934,931	14,721
Fmi Focus*	187,888	5,781	134,574	3,873
Ge Premier Growth*	188,909	7,017	159,902	5,881
Harbor Bond Mutual Fund*	439,323	37,807	325,683	27,530
Harbor International Institutional Fund*	389,534	7,898	216,419	5,068
Schwab Money Fund*	773,429	773,439
Vanguard S&P500 Indexed Fund*	203,263	1,769	155,783	1,395
Participant loans receivable	130,788		175,051
Vanguard Money Market*			537,536	537,536

	$3,028,541		$2,963,934

*Investment exceeds five percent of net assets available for benefits.

During 2005, the Plan’s investments (including gains and losses on investments bought and sold) appreciated (depreciated) in value as follows:

Mutual funds	$26,806
Common stock — First BanCorp.	(521,851)

$(495,045)

4.	Related Party-In Interest Transactions

Certain Plan investments are shares of a mutual fund managed by The Charles Schwab Trust Company, which is also a provider of custodial services as defined by the Plan since April 1, 2005. In addition, at December 31, 2005 and 2004, the Plan held 23,952 and 14,721 units, with a quoted market value of $297,244 and $934,931, respectively, of common stock of First BanCorp., the Financial Holding Company of the sponsoring employer. These transactions qualify as party-in-interest transactions permitted under provisions of the Employee Retirement Income Security Act (ERISA).

FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin
Islands and of the United States of America
Notes to Financial Statements
December 31, 2005 and 2004

5.	Tax Status

The Internal Revenue Service has determined and informed the Bank under letter dated December 22, 2003 that the Plan is designed in accordance with the applicable sections of the U.S. Internal Revenue Code (IRC) and, therefore, exempt from income taxes. The Plan has not been amended since receiving the determination letter other than an amendment to change the Plan name. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.	Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts and such termination shall not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

7.	Forfeited Amount

Forfeited nonvested accounts amounted to $4,928 at December 31, 2005 (2004 — $0). These accounts are transferred by the Plan administrator to an unallocated account to be used to cover administrative expenses of the plan or reduce the Bank’s future contributions. In 2005, $979 (2004 — $6,671) from forfeited non-vested accounts were used to cover administrative expenses of the Plan. No forfeitures were used to reduce the Bank’s contributions in 2005.

8.	Risks and Uncertainties

The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in these factors in the near term would materially affect participant’s account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

9.	Additional Contribution

The Board of Directors of the Bank approved in 2006 an additional contribution of $127,133 based on the Bank’s 2005 results. Such additional contribution has been recorded as an employer contribution receivable at December 31, 2005 and on contribution from employer in the accompanying financial statements. In addition, as a result of the Plan’s non-compliance with its non-discrimination test, the Plan will reimburse during 2006 excess contribution of $10,896 to the Plan participants, which amounts are recorded as accounts payable at December 31, 2005 in the accompanying financial statements.
* * * * *

FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin
Islands and of the United States of America
Notes to Financial Statements

December 31, 2005 and 2004	Exhibit I

(a)	(b) Identity of issue, borrower	(c) Description of Investment including	(d) Cost	(e) Current value
	lessor or similar party	maturity date, rate of interest, par value

	Ameristock Mutual Fund	Mutual Fund, 4,414 shares	**	$170,002
	Ariel Mutual Fund	Mutual Fund, 1,360 shares	**	68,084
	Dodge & Cox Balanced	Mutual Fund, 2,214 shares	**	180,077
*	First BanCorp. Common Stock	Common stock, 23,952 shares	**	297,244
	Fmi Focus	Mutual Fund, 5,781 shares	**	187,888
	Ge Premier Growth	Mutual Fund, 7,017 shares	**	188,909
	Harbor Bond Mutual Fund	Mutual Fund, 37,808 shares	**	439,323
	Harbor International Equity Fund	Mutual Fund, 7,898 shares	**	389,534
*	Schwab Money Fund	Mutual Fund, 773,429 shares	**	773,429
	Vanguard S&P 500 Indexed Fund	Mutual Fund, 1,769 shares	**	203,263
*	Participant loans receivable	Interest rate ranging from 4.75% to 9.5%, maturity dates of 1/19/2006 to 5/14/2011	**	130,788

				$3,028,541

*    Party in-interest
** Historical cost is not required for participant directed investment.

SIGNATURE
The Plan. Pursuant to the requirement of the Securities Exchange Act of 1934, the Board of Trustees (or the persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST BANCORP.
Date: 7/14/2006	By:	/s/ Luis M. Cabrera
Authorized Representative

Date: 7/14/2006	By:	/s/ Aida M. García
Authorized Representative